March 11, 2008

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Peggy Fisher, Assistant Director

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, DC 20549

Re:	Colfax Corporation

Registration Statement on Form S-1

Filed January 4, 2008

File No. 333-148486

Dear Ms. Fisher:

On behalf of Colfax Corporation (“Company”), this letter is in response to the staff’s letter of comment dated February 1, 2008 to John A. Young, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

We have sent to your attention for delivery on March 11, 2008, courtesy copies of this letter (including exhibits) and Amendment No. 1 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

The Company hereby confirms that any preliminary prospectus circulated will include all non-Rule 430A information including the price range and related information based on a bona fide estimate of the public offering price within that range.

United States Securities and Exchange Commission

March 11, 2008

2.	Please note that we may have additional comments when you complete the disclosure by filling in the numerous blanks throughout the filing.

The Company acknowledges the staff’s comment.

Prospectus Summary

3.	See our comments below regarding your use of Adjusted EBITDA, and make appropriate revisions throughout the filing.

The Company acknowledges the staff’s comment and has revised the disclosure in the filing as noted in our responses to Comment 6 below.

4.	Provide independent support for your statement on page 1 regarding manufacturing leadership.

The Company has enclosed supplemental material, marked as Exhibits 4-1 and 4-2, as support for its statement on pages 1, 2, 25 and 45 that it is a leading manufacturer of rotary positive displacement pumps. As shown in Exhibit 4-1, Profile of the International Pump Industry by Elsevier, the Company was the 14th largest pump manufacturer in the world in 2004. Although the Company is unaware of any independent reports or statistics on the rotary positive displacement pump segment of the industry, the Company believes that it is one of the top two manufacturers of rotary positive displacement pumps in the world. The Company bases its belief on its extensive commercial experience, its knowledge of the industry, its large installed base of rotary positive displacement pumps and the fact that sales of rotary positive displacement pumps comprised approximately 68% of the Company’s 2007 revenues. As support for the Company’s belief, shown in Exhibit 4-2 are the Company’s estimates of rotary positive displacement pump revenues derived from the 22 largest manufacturers of rotary positive displacement pumps.

Summary and Selected Financial Data, pages 7 and 25

Management Discussion and Analysis—Adjusted EBITDA, page 40

5.	Please revise to clarify whether Adjusted EBITDA is used to monitor your compliance with debt covenants. If this measure is being presented in response to material debt covenants tell us the specific debt agreements that include these covenants. In addition, the discussion of this measure should be moved to the liquidity section of MD&A and you should provide all the disclosures required by Question 10 included in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company does not currently use Adjusted EBITDA, as presented, to monitor its compliance with debt covenants. As a result, the additional disclosure required by the staff’s response to Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in June 2003 (the “FAQs”) is not relevant to the Company. In addition, the Company uses and presents Adjusted EBITDA as a performance measure rather than as a measure of liquidity. Therefore, the Company believes that its presentation of Adjusted EBITDA should not be moved to the liquidity section of the MD&A.

United States Securities and Exchange Commission

March 11, 2008

6.	If Adjusted EBITDA is not included in response to material debt covenants, please tell us how this presentation complies with the requirements of Item 10(e) of Regulation S-K. Clarify your basis for each of the adjustments to arrive at this measure. Under Item 10(e), registrants are not permitted to adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual if the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge in the prior two years. Please note that Adjusted EBITDA is not exempt from the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K. Please refer to SAB Topic 14G, Item 10(e) and Questions 8 and 10 included in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in June 2003

As noted above, the Company does not currently use Adjusted EBITDA, as presented, to monitor its compliance with debt covenants. The Company has considered all of the requirements of Item 10(e) of Regulation S-K, including those under Item 10(e)(1)(ii) and (B), and has revised the presentation of Adjusted EBITDA in the Amendment to remove the following items:

•	legacy legal expenses

•	other post-employment benefit settlement

•	cross-currency swap

•	environmental indemnification

•	write-off of loan costs

•	management fees

Specifically, the Company has revised the disclosure on pages 1, 7, 24 and 29 to define Adjusted EBITDA as “net income before the effects of interest expense, taxes, depreciation, amortization, discontinued operations and legacy asbestos (income) expense.” With respect to the exclusion of discontinued operations, we believe this impact to be of a non-recurring nature, which has not occurred in the prior two years and is not reasonably likely to recur within two years, and therefore acceptable as an adjustment to EBITDA.

Additionally, the revised presentation of Adjusted EBITDA is presented as a performance measure, and as such, the exclusion of “legacy asbestos (income) expense”(a recurring item), is not precluded by Item 10(e)(1) so long as the Company is able to demonstrate its usefulness as such a measure and the proper explanatory disclosure and reconciliation accompany the presentation. As noted in the staff’s response to Question 8 of the FAQs: “while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.”

United States Securities and Exchange Commission

March 11, 2008

While legacy asbestos (income) expense is a recurring item on the Company’s consolidated income statement, the item is not indicative of the Company’s principal operating performance. The Company’s management uses EBITDA, adjusted to remove the impact of discontinued operations and legacy asbestos (income) expense, in order to conduct and evaluate the business. This measure is used by management as a way of comparing the principal operating performance of the business across periods and is used for planning purposes, as described below. While the Company’s management also reviews EBITDA adjusted to exclude other items from time to time not related to its principal operating activities (such as the six items listed above that the Company has removed from its revised definition of Adjusted EBITDA), the Company determined that the presentation of EBITDA excluding the effects of discontinued operations and legacy asbestos (income) expense is the most relevant disclosure for investors that is consistent with Item 10(e) of Regulation S-K. In addition to using Adjusted EBITDA to evaluate operating performance, management considers Adjusted EBITDA for internal budgeting purposes and as an element of determining executive compensation. The Company believes that a consideration of Adjusted EBITDA, as revised, together with net income reported under GAAP, is the most informed method of analyzing the Company.

The Company recorded a legacy asbestos (income) expense of $(50.3) million, $33.8 million and $18.1 million for 2007, 2006 and 2005, respectively. As a result of these large fluctuations (both positive and negative to net income), the Company’s management believes that it is necessary when analyzing the Company’s operating performance across periods to review EBITDA excluding the impact of the legacy asbestos (income) expense item. The Company is not attempting to “smooth” earnings by eliminating this item, but rather the Company is attempting to provide relevant supplementary disclosure used by management to evaluate the principal operating performance of the business by presenting EBITDA without the income and the expense associated with the legacy asbestos litigation and related insurance recoveries.

Further, we note that the Company’s disclosure surrounding its use of Adjusted EBITDA in the Registration Statement addresses the items set forth in the staff’s response to Question 8 of the FAQs, including the following:

¡	information about how management uses Adjusted EBITDA to conduct and evaluate its business;

¡	the economic substance behind management’s decision to use Adjusted EBITDA;

¡	the material limitations associated with the use of Adjusted EBITDA as compared to net income, the most directly comparable GAAP financial measure;

¡	the manner in which management compensates for these limitations when using the non-GAAP financial measures; and

¡	the substantive reasons why the Company’s management believes Adjusted EBITDA provides useful information to investors.

Please refer to the disclosure on pages 1, 7, 8, 24 and 29.

United States Securities and Exchange Commission

March 11, 2008

Risk Factors, page 10

Acquisitions have formed …. page 11

7.	We note on the first paragraph on page 12 the risk of undiscovered liabilities. If material, please briefly cite illustrative examples of your historical experience with this risk. Please apply this comment to provide illustrative examples to other risk factors where your historical experience is material.

Although the Company has not experienced any material undiscovered liabilities in connection with acquisitions, the Company has revised the disclosure on pages 10 and 11 to provide additional information concerning its historical experience with risks associated with asbestos liabilities that were known but underestimated at the time of the acquisitions. The Company does not believe that its historical experience is relevant to the other risk factors.

Our foreign subsidiaries have done and may continue to do business …. page 13

8.	You state in this risk factor that certain of your foreign subsidiaries from time to time do business in “countries, including Iran,” that “are or previously have been identified by the State Department as terrorist-sponsoring states.” Please revise the disclosure to make clear that Iran currently is identified by the State Department as a state sponsor of terrorism, and to make clear that Sudan and Syria, the other countries you specifically identify in the risk factor as countries subject to U.S. sanctions and embargoes, also currently are identified by the State Department as state sponsors of terrorism.

In response to the staff’s comment, the Company has revised the disclosure on page 13 to clarify that Iran and Syria are currently identified by the State Department as state sponsors of terrorism. The Company has also revised the disclosure on page 13 to remove Sudan from the list of countries as the Company’s foreign subsidiaries do not do business within Sudan.

9.	Please clarify for us whether the state sponsors of terrorism, other than Iran, in which your foreign subsidiaries do business from time to time include Cuba and North Korea.

The Company hereby confirms that its foreign subsidiaries have not previously done business in North Korea. As noted below in the response to comment 10, the Company will supplementally provide the requested information for Cuba under separate cover.

10.	Please describe for us your past, current, and anticipated operations in, or other contacts with, the five countries currently identified by the State Department as state sponsors of terrorism. Your response should include descriptions of your referenced contacts through foreign subsidiaries, as well as any contacts through distributors or through other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the five countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the five countries.

United States Securities and Exchange Commission

March 11, 2008

Iran and Syria

As explained in more detail below, the Company has limited contacts with Iran and Syria that result exclusively from the provision by the Company’s foreign subsidiaries of non-U.S. origin products to customers located in the those countries. As explained in more detail below, the Company believes that its activities either are not subject to, or are not prohibited under, U.S. law, including the applicable regulations promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the export control regulations promulgated by the Commerce Department’s Bureau of Industry and Security (“BIS”).

The types of products that the Company’s foreign subsidiaries provide to customers in Iran and Syria are comprised of lube oil and fuel oil transfer fluid handling systems designed by the Company’s foreign subsidiaries. None of these products are of U.S. origin and none contain parts that are of U.S. origin. In addition, none of these products are designed for military use.

Other than the sale of the products as described above, neither the Company nor any of its subsidiaries has any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of either Iran or Syria. In addition, none of the Company or any of its subsidiaries maintains any offices, assets or employees in either Iran or Syria.

The following is a summary of the Company’s contacts with Iran and Syria through its foreign subsidiaries:

Iran

•	The Company does not maintain any offices, assets or employees in Iran.

•	The Company’s foreign subsidiaries sell products directly to end-use customers in Iran. The Company does not sell products to any distributors in Iran.

•	In 2007, the Company generated revenues of approximately $2,123,000 from products sold in Iran through its foreign subsidiaries.

Syria

•	The Company does not maintain any offices, assets or employees in Syria.

•

The Company’s foreign subsidiaries sell products directly to end-use customers in Syria and through one independent distributor (Riad Tali Co.) located within Syria. The Company is not provided with information concerning this distributor’s end-use customers.

United States Securities and Exchange Commission

March 11, 2008

•

In 2007, the Company generated revenues of approximately $355,000 from customers in Syria through its foreign subsidiaries, which includes revenues derived from sales to Riad Tali Co, our independent distributor.

In addition to these contacts, the Company’s foreign subsidiaries have a number of indirect contacts with Iran resulting from the Company’s sale of products through an independent distributor located in Germany (Europars GmbH). All products that are sold to Europars are sold in accordance with applicable German laws and regulations.

The Company believes that these activities are not subject to, or are not prohibited under, U.S. law and are in compliance with the applicable regulations promulgated by OFAC and BIS. Moreover, the Company’s foreign subsidiaries are not engaged in the export or re-export of U.S.-origin products and services to Iran and Syria, nor are the Company’s foreign subsidiaries prohibited under OFAC and BIS regulations from exporting or importing non-U.S.-origin products and services to and from Iran or Syria (as noted above, neither the Company nor any of its subsidiaries is engaged in transactions involving North Korea or Sudan). Accordingly, the Company believes that its foreign subsidiaries’ limited contacts with Iran and Syria do not violate applicable U.S. economic sanctions and export control laws.

Cuba

The Company will supplementally provide the requested information for Cuba under separate cover.

11.	Discuss whether any goods you have provided into the five state sponsors of terrorism, including component parts, have military uses. Discuss also whether, and the extent to which, the governments of those countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

As discussed above, none of the products sold to customers in Iran and Syria are designed for military use. In addition, none of the products sold to customers in Iran and Syria are sold to military or intelligence agencies in those countries. None of the governments of these countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with the sales of the Company’s foreign subsidiaries in Iran and Syria.

12.	Please advise us of the approximate dollar amounts of revenues, assets, and liabilities associated with the operations and other contacts described in response to the foregoing comments, for the past three fiscal years.

The Company received the following approximate amounts in the form of revenues associated with the operations and other contacts described in response to the foregoing comments from the following countries over the last three years (in thousands):

	2007	2006	2005
Iran	$2,123	$2,113	$2,382
North Korea	—	—	—
Sudan	—	—	—
Syria	$335	$113	$149

United States Securities and Exchange Commission

March 11, 2008

The Company does not have any assets or liabilities associated with its activities in these countries, other than accounts receivables resulting from, and the corresponding commercial obligations (e.g., product delivery and warranty obligations) associated with, such sales. As noted above, the Company will supplementally provide the requested information for Cuba under separate cover.

We intend to use a large portion …. page 16

13.	Please reconcile the caption and the discussion as to whether unpaid dividends are undeclared or declared. If undeclared, explain why you plan to pay them.

In response to the staff’s comment, the Company has revised the disclosure on page 16 to clarify that the dividends referenced in the caption were declared but unpaid.

14.	Please quantify the “large portion” of proceeds you will apply to the noted purposes.

In response to the staff’s comment, the Company has revised the disclosure on page 16 to quantify the proceeds to be applied to the repayment of indebtedness and the payment of dividends. The Company hereby confirms that it will further revise the disclosure to quantify the amount of proceeds to be applied to the bonuses to be paid to certain executives when such amounts are available. Such amounts are expected to be available when a price range is determined.

Industry and Market Data, page 19

15.	Please provide us copies of the sources of market data cited throughout the prospectus. Please mark the relevant information and cross-reference to the exact locations in the prospectus where you reference the data.

The Company has enclosed supplemental material, marked as Exhibit 15, representing the sources of market data cited throughout the prospectus, cross-referenced to exact locations in the prospectus where the data is referenced.

Use of Proceeds, page 20

16.	We note the discussion of the use of proceeds on page 20 to pay dividends to existing preferred stockholders. Please note that if a distribution to shareholders is to be paid out of proceeds of the offering rather than from current year’s earnings, historical per share data should be deleted and pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend. Please refer to See SAB Topic 1.B.3 and revise the financial statements or tell us why this disclosure is not necessary.

The Company acknowledges the staff’s comment and will replace the historical per share data with pro forma per share data when a price range has been determined.

United States Securities and Exchange Commission

March 11, 2008

17.	Disclose specifically the amount of proceeds that will be paid to affiliates, including Mitchell Rales and Steven Rales and corporate officers.

In response to the staff’s comment, the Company has revised the disclosure on page 19 to disclose that Mitchell Rales and Steven Rales will receive $35.1 million of the proceeds by way of payment of declared and unpaid dividends. The Company hereby confirms that it will further revise the disclosure to quantify the amount of proceeds to be paid as bonuses to certain executives when such amounts are available. Such amounts are expected to be available when a price range is determined.

Capitalization, page 21

18.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

The Company has revised the capitalization table on page 20 in response to the staff’s comment.

19.	Please revise the capitalization table to separately disclose the effects of the conversion of the preferred stock and the estimated net proceeds of the offering. The conversion of the preferred stock should be included in a “pro forma” column. The estimated net proceeds from the offering should be in a separate “pro forma as adjusted” column.

The Company has revised the capitalization table on page 20 in response to the staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 27

20.	Please tell us the reason that you have provided the pro forma financial information on pages 27 through 30 and how this information complies with the requirements of Article 11 of Regulation S-X. Please remove the estimated proceeds from this offering since it is not appropriate to reflect the receipt or application of the estimated offering proceeds in this pro forma financial information. In addition, tell us the basis for the elimination of the management fee included in your historical financial statements and how this meets the requirements of Article 11.

The Company has removed the Unaudited Pro Forma Condensed Consolidated Financial Information in response to the staff’s comment.

United States Securities and Exchange Commission

March 11, 2008

Management’s Discussion of Financial Condition and Results of Operations

Results of Operations, pages 36-38

21.	We note the discussion on pages 58-60 of your three primary product groups. Please expand your discussion in MD&A to discuss sales for all significant products or services for each period, including sales of replacement parts, spare parts and maintenance services, if amounts are material. In addition, provide similar disclosures of your product groups in the footnotes to your financial statements as required by paragraph 37 of FAS 131.

The Company has revised the disclosure on pages 30 and 31 in response to the staff’s comments by providing disclosure of the Company’s principal products groups, which are pumps, valves and systems. Determining whether the sale of a product is a replacement product is not practicable for the Company. As a result, the Company reports replacement and spare part sales as part of the sales of the applicable product group (i.e., replacement and spare parts for pumps are reported in the pump group). Service revenues typically comprise less than 2% of the Company’s total revenue and is not viewed by the Company as material.

Legacy Asbestos (Gain) Expense, page 39

22.	Please revise to further explain the significant decrease in legacy asbestos expense during the nine months ended September 28, 2007 caused of the revaluation of your insurance asset based on a series of favorable rulings. The specific revaluation of your insurance asset should be discussed along with any significant changes in assumptions or valuation methodologies.

The Company has revised the disclosure on page 32 in response to the staff’s comment.

Liquidity and Capital Resources, page 42

23.	Please revise disclosure at page 44 to include expected capital expenditures for fiscal 2008.

The Company has revised the disclosure on page 37 in response to the staff’s comment.

Environmental Matters, page 65

24.	We reference the discussion on page 65 that you and your subsidiaries have been identified in a number of instances as a “Potentially Responsible Party” with respect to the disposal of hazardous wastes at a number of facilities that have been targeted for clean-up pursuant to the Comprehensive Environmental Response Compensation and Liability Act or similar state law. We also note your disclosure that you believe that your liabilities will not have a material adverse effect on your financial condition and that the portion of the remediation costs that you will be responsible for will not be material. Please revise to provide the following:

•

Disclose the specific sites where you have been named as a Potentially Responsible Party and why you believe that the impact of these matters will not be material at each of these sites. Provide the disclosures required by SAB Topic 5.Y. and SOP 96-1 or tell us why you believe that these disclosures are not required.

United States Securities and Exchange Commission

March 11, 2008

•	Revise your assessment of materiality to also address your expected impact of these matters on your results of operations and cash flows.

The Company has revised the disclosure on page 58 to remove the section entitled “Environmental Matters” as a result of the Company having settled all such matters and having no further involvement in any proceedings where named as a “Potentially Responsible Party.”

Board Composition, page 67

25.	It is unclear whether the three directors identified on page 66 comprise the entire current board of directors. Please revise to provide to complete disclosure required by Reg. S-K Item 401, including the board members that historically made executive compensation determinations. If you intend to defer naming directors until after the public offering, so state, describe who will nominate and elect the board, and describe the principal selection criteria to be applied. Similarly, discuss how you will select members of the board committees.

The Company has revised the disclosure on pages 59 and 60 to name the additional directors who have agreed to join the Board upon the consummation of the offering. In this regard, the Company has filed consents for such director nominees as Exhibits 99.1—99.6 of the amendment. The Company has revised the disclosure on page 62 to specify that the full Board, including Mitchell Rales and Steven Rales, historically has made executive compensation determinations.

Named Executive Officers, Other Than Mr. Young, page 69

26.	Expand to discuss how the 4% increase compared to the average expected base salary increases in the component company information Mr. Young considered.

The Company has revised and expanded the statement on page 63 of the amendment to set forth how the 4% base salary merit increase compared to the average base salary increase in the publicly-available survey information reviewed by Mr. Young and the board. In this regard, the Company has clarified that the percentage increase recommended by Mr. Young and approved by the board was based on the same percentage (i.e., 4%) of average expected base salary increases in the survey information reviewed by Mr. Young.

United States Securities and Exchange Commission

March 11, 2008

Non-Equity Incentive Plan Compensation, page 74

27.	Please fill in the amounts in this column and the related narrative disclosure in the next amendment.

The Company hereby confirms that when the non-equity incentive plan payment amounts are determined for 2007 they will be included in the column and the related narrative disclosure will be included as required.

Pension Benefits, page 83

28.	Please clarify whether the “Colfax Corporation Excess Benefits Plan” is the “enhanced defined contribution plan” that replaced the prior pension plan in January 1999. Further, describe any other retirement plans in which named executive officers may participate. For example, you refer to a 401(k) plan for all employees.

The Company has revised the disclosure on page 77 to clarify that the “enhanced defined contribution plan” which replaced the pension plan in January 1999 was the Company’s 401(k) plan, with company match and contribution features. The Company match and contribution amounts under the enhanced 401(k) plan for each named executive officer during 2007 are set forth in the All Other Compensation column of the Summary Compensation Table. The Excess Benefit Plan, a non-qualified deferred compensation plan, was not adopted by the Company until 2005, as we disclose in the narrative to the Non-Qualified Deferred Compensation Table.

In addition, the Company has revised the Pension Benefits Table and accompanying narrative to include the pension arrangement in which Dr. Matros participates, according to German law. The Company hereby confirms that the frozen Imo Industries, Inc. and Affiliates pension plan and the German pension arrangement in which Dr. Matros participates are the only defined benefit retirement plans in which the Company’s named executive officer participate. The 401(k) plan and the Excess Benefit Plan is a tax-qualified defined contribution plan and non-qualified defined contribution plan, respectively, and accordingly, pursuant to Instruction 1 to Item 402(h)(2) of Regulation S-K, are required to be discussed and disclosed in the All Other Compensation column of the Summary Compensation Table and the Non-Qualified Deferred Compensation Table and narrative, respectively. There are no other retirement plans in which the named executive officers participate.

Potential Payments Upon Termination or Change of Controls, page 86

29.	Please file the 2001 Plan and the 2006 Plan as exhibits to the registration statement.

Regulation S-K Item 601(b)(10)(iii)(A) requires filing of, among other things, compensatory plans or bonus plans in which any director or named executive officer participates. Although the named executive officers identified in the registration statement will receive bonus payments under the 2001 Plan and the 2006 Plan, both plans will be terminated upon consummation of the offering. Unlike Regulation S-K Item 601(b)(10)(i), there is no two-year look-back concept in Regulation S-K Item 601(b)(10)(iii)(A). For this reason, the Company does not believe that the 2001 Plan and the 2006 Plan need to be filed as exhibits to the registration statement under Regulation S-K Item 601(b)(10)(iii)(A). Moreover, the Company does not believe that the plans are otherwise material under Regulation S-K Item 601(b)(10). As a result, the Company does not believe that the 2001 Plan and the 2006 Plan need to be filed as exhibits to the registration statement.

United States Securities and Exchange Commission

March 11, 2008

Certain Relationships .... page 89

30.	Please file as an exhibit the management fee contract with Colfax Towers, Inc. or tell us why you believe it need not be filed. See Regulation S-K Item 601(b)(10)(ii)(A).

The Company believes that the management fee arrangement with Colfax Towers is immaterial in both amount and significance to the Company and need not be filed pursuant to Regulation S-K Item 601(b)(10)(ii)(A). As disclosed on page 84, the Company has historically paid a quarterly management fee of $250,000 to Colfax Towers, and such fee will be discontinued upon consummation of the offering. The Company believes that the dollar amount of the management fee is immaterial to the Company and that the agreement to pay the management fee is immaterial in significance due to the fact that it will be discontinued following the consummation of the offering. For these reasons, the Company does not believe the management fee arrangement with Colfax Towers is required to be filed pursuant to Regulation S-K Item 601(b)(10)(ii)(A).

Preferred Stock, page 93

31.	Expand to disclose the number of shares of preferred stock that is outstanding and the number of shares of common that will be issued upon conversion.

The Company has revised the disclosure on page 88 to disclose the number of shares of preferred stock that is currently outstanding. Because the number of common shares to be issued upon conversion of outstanding preferred stock is dependent upon the offering price, the Company will not know such number until a price range is included. The Company hereby confirms that the number of shares of common stock that will be issued upon conversion will be included when a price range is included.

Financial Statements

General

32.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company has included updated financial statements in accordance with Rule 3-12 of Regulation S-X.

United States Securities and Exchange Commission

March 11, 2008

Note 2 Summary of Significant Accounting Policies

Stock-Based Compensation page F-7

33.	We note the discussion on page 77 of your New Equity Plan that includes options and other stock-based awards. Please confirm to us that you have not issued any options, warrants, or other stock-based compensation during any of the periods.

The Company hereby confirms that no options, warrants or other stock-based compensation have been issued under the 2008 Omnibus Incentive Plan. As noted on page 81 of the registration statement, the Company’s board of directors has determined to pay out a portion of the bonus payments to certain executive officers under the 2001 Plan in the form of restricted stock units that will be issued at the closing of the offering. The Company confirms that it has not issued any other stock-based awards under any plan.

Revenue Recognition, page F-7

34.	Please revise to clarify your specific revenue recognition policy for all significant products and services, including the timing for recognition of revenue and the basis for this treatment. In addition, your policy should discuss, where significant, customer acceptance, post-shipment obligations, rights of return, credits, rebates, price protection and other pricing adjustments and how these affect revenue recognition. Please refer to the requirements of SAB No. 104.

The Company has revised the disclosure pages F-7 and F-8 in response to the staff’s comments to clarify the Company’s revenue recognition policy.

35.	We note the discussion on page 61 of your significant use of independent representatives and distributors. Please revise your revenue recognition policy to clarify when you recognize revenue related to sales to distributors. Your policy should also describe the significant terms of your agreements with distributors, including payment terms, post-shipment obligations, rights of return, exchanges, price protection and other pricing adjustments and any other significant matters and indicate the impact that these have on revenue recognition.

The Company has revised the disclosure pages F-7 and F-8 in response to the staff’s comments to clarify the Company’s revenue recognition policy.

Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-8

36.	We note your discussion on page F-8 that you evaluate the recoverability of goodwill by reporting unit based upon historical and projected EDITDA multiplied by industry enterprise valuation multiples to determine their fair value. Please tell us how this value is consistent with fair value as defined in paragraphs 19 and 23-35 of SFAS 142. In addition, revise to clarify how you perform the two-step impairment test discussed in paragraphs 19-22. The specific month that the test is performed should also be disclosed.

United States Securities and Exchange Commission

March 11, 2008

The Company believes that, in accordance with SFAS 142, paragraph 25, EBITDA multiples of businesses with comparable operations and economic characteristics would approximate fair value of the Company’s reporting units. This is based on the belief that in a transaction between willing parties, a potential buyer would likely use similar EBITDA multiples to value the Company’s reporting units.

In response to the staff’s comment concerning how the Company performs the two-step impairment test, the Company has revised the notes to the financial statements on page F-9 in response to the staff’s comments. The Company has also included the specific month that the test is performed in the revised disclosure.

37.	Please revise to separately present goodwill and intangible assets in your consolidated balance sheet as required by paragraphs 42 and 43 of SFAS 142.

The Company has revised the balance sheet on page F-3 in response to the staff’s comments to separately present goodwill and intangible assets.

Self-Insurance, page F-9

38.	Please revise to disclose your accounting treatment related to self-insurance, including the methodology and significant assumptions used to determine your liability. The amounts recorded in your financial statements each year related to your self-insurance program should also be disclosed. In addition, provide additional disclosure in your Critical Accounting Estimates on page 47.

The Company has revised the notes to the financial statements on page F-10 in response to the staff’s comments. The Company does not believe the self insurance reserve is significant enough to warrant disclosure as a Critical Accounting Estimate.

Note 4. Acquisitions, page F-12

39.	Please revise to disclose how you determined the value of each identifiable intangible asset and how this is consistent with the requirements of paragraphs 37 and 39 of SFAS 141.

The Company has revised the notes to the financial statements on page F-13 and F-14 in response to the staff’s comments. Determination of the value of each identifiable intangible asset is consistent with paragraphs 37 and 39 of SFAS 141 because the intangible assets acquired are separable from goodwill and they were recorded at estimated fair values.

40.	Please provide the pro forma information required by paragraph 54 of SFAS 141 or tell us why these disclosures are not required.

United States Securities and Exchange Commission

March 11, 2008

The Company has revised the notes to the financial statements on page F-14 in response to the staff’s comments. The Company’s acquisition of Tushaco in 2005 is not considered material for purposes of pro forma disclosure.

Note 18. Asbestos Litigation, pages F-28 to F-31 and F-43 to F-46

Asbestos Liabilities and Insurance Assets, pages 35 and 47-49

41.	Please revise to further disclose the specific methodology and significant estimates and assumptions used to determine your future asbestos-related liability costs and the asbestos insurance assets recorded in your financial statements. Clarify the accounting literature you relied on and how this was applied in determining the asbestos-related liability and expected insurance recoveries.

The Company has revised the disclosure on pages 40, 41, 42, 43, F-31, F-32, F-33 and F-34 in response to the staff’s comment.

The Company has specifically identified and described the methodology used to project asbestos-related liabilities. The text of the relevant disclosure from pages 40, 41, F-31 and F-32 is provided below for the staff’s ease of review:

“The Company has projected each subsidiary’s future asbestos-related liability costs with regard to pending and future unasserted claims based upon the Nicholson methodology. The Nicholson methodology is the standard approach used by most experts and has been accepted by numerous courts. This methodology is based upon risk equations, exposed population estimates, mortality rates, and other demographic statistics. In applying the Nicholson methodology for each subsidiary the Company performed: 1) an analysis of the estimated population likely to have been exposed or claim to have been exposed to products manufactured by the subsidiaries based upon national studies undertaken of the population of workers believed to have been exposed to asbestos; 2) the use of epidemiological and demographic studies to estimate the number of potentially exposed people that would be likely to develop asbestos-related diseases in each year; 3) an analysis of the subsidiaries’ recent claims history to estimate likely filing rates for these diseases; and 4) an analysis of the historical asbestos liability costs to develop average values, which vary by disease type, jurisdiction and the nature of claim, to determine an estimate of costs likely to be associated with currently pending and projected asbestos claims. The Company’s projections based upon the Nicholson methodology estimates both claims and the estimated cash outflows related to the resolution of such claims for periods up to and including the endpoint of asbestos studies referred to in item 2) above. It is the Company’s policy to record a liability for asbestos-related liability costs for the longest period of time that it can reasonably estimate.

Projecting future asbestos-related liability costs is subject to numerous variables that are difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in the claims, funds available in post-bankruptcy trusts, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any projections with respect to these variables are subject to even greater uncertainty as the projection period lengthens. These trend factors have both positive and negative effects on the dynamics of asbestos litigation in the tort system and the related best estimate of the Company’s asbestos liability, and these effects do not move in linear fashion but rather change over multiple year periods. Accordingly the Company’s management monitors these trend factors over time and periodically assesses whether an alternative forecast period is appropriate. Taking these factors into account and the inherent uncertainties, the Company believes that it can reasonably estimate the asbestos-related liability for pending and future claims that will be resolved in the next 15 years and has recorded that liability as its best estimate. While it is reasonably possible that the subsidiaries will incur costs after this period, the Company does not believe the possible loss or range of possible loss are reasonably estimable at the current time. Accordingly, no accrual has been recorded for any costs which may be paid after the next 15 years. Defense costs associated with asbestos-related liabilities as well as costs incurred related to litigation against the subsidiaries’ insurers are expensed as incurred.”

United States Securities and Exchange Commission

March 11, 2008

The Company has also included on pages 41, 42, F-32 and F-33, descriptions of the specific insurance allocation methodologies used to value the insurance asset. As disclosed in the registration statement, the Company’s insurance allocation methodologies are dependant upon relevant prevailing law in different jurisdictions.

The Company relied on FAS 5, SAB 92, and SOP 96-1 in determining the asbestos related liability and insurance asset. With regard to the liability the Company determined that a loss was probable and through the assistance of an expert, NERA, the Company recorded its best estimate in accordance with such guidance.

While the scope of Position 96-1: Environmental Remediation Liabilities does not specifically address the nature of the asbestos claim liability, it does address potential recoveries. Per this guidance, an asset relating to recoveries only can be recognized when realization of the claim for recovery is deemed probable. According to the SOP, if a claim for recovery is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable. For one subsidiary, the primary and excess insurer continues to pay all liability and defense cost. In addition, the Company has already established by court action that it has rights to the umbrella coverage. The litigation related to this subsidiary pertains to the future allocation of this umbrella coverage among the insurers and not if coverage exists.

For the other subsidiary, while the excess and umbrella carriers are parties to the lawsuit, there is no dispute that coverage exits. The lawsuit involves the choice of state law which determines allocation of the insurance asset, the interpretation of certain policy provisions concerning deductibles and number of occurrences, as well as damages against the subsidiaries’ insurance carriers. The questions related to choice of state law and policy provisions have been determined. The New Jersey state court has appointed a special allocation master who will determine the various insurers’ responsibilities for past and future costs under an insurance allocation model applied under New Jersey “Carter Wallace” legal doctrine. Under that model the loss is allocated to each policy year based on the proportion of the policyholder’s total triggered coverage that was purchased in that year. The Company engaged an expert to assist it in applying the Carter Wallace model in order to calculate the past costs due from the various insurers as well as the future probable recovery percentage. Based upon this analysis, the court rulings to date, as well as the substantial amount of cash the Company received in the fourth quarter of 2007, the Company believes that it is probable that it will receive reimbursement for 87.5% of all past and future costs related to its asbestos liabilities of this subsidiary. While at present certain insurers are paying approximately 36.8% of the costs, this has no significance upon the valuation of the asset. Once the court calculates the amounts the various insurers are responsible for under Carter Wallace, the recovery amount will approximate 87.5%, and the Company expects the court to order reimbursement of past costs and payment of future costs.

The Company revised the disclosure on pages 41, F-32 and F-33 to more clearly describe the applicable insurance allocation methodology, the expected recovery percentage, as well as a description of the litigation for each subsidiary, which is included below for the staff’s ease of review:

“For the one subsidiary, although presently no cost sharing or allocation agreement is in place with the Company’s excess insurers, the Company believes that based upon application of an insurance allocation methodology, which is used in certain states, including Florida and Massachusetts, and in accordance with prevailing law, that recovery is probable from such insurers for approximately 67% of the liability and defense costs after the exhaustion of primary and excess layers of insurance. The Company uses this allocation methodology because it is most likely methodology based upon the corporate history of the subsidiary and that of its primary insurer which are domiciled in either Florida or Massachusetts. The primary and excess insurers historically have paid and continue to pay all liability and legal defense costs; however, during 2006, the primary insurer asserted that certain insurance policies contained deductibles. As a result, the Company established a reserve of $7.5 million as a reduction of its asbestos insurance asset at December 31, 2007 and as a reduction of its long-term asbestos insurance asset at December 31, 2006, for the probable and reasonably estimable liability the Company expects related to these deductibles under the primary insurance policies.

United States Securities and Exchange Commission

March 11, 2008

For the other subsidiary it was determined by court ruling in the fourth quarter of 2007, that the allocation methodology mandated by the New Jersey courts will apply, under which the loss is allocated to each policy year based on the proportion of the policyholder’s total triggered coverage that was purchased in that year. Based upon the ruling and upon a series of other favorable rulings regarding interpretation of certain policy provisions related to deductibles, the number of occurrences and the resulting calculation the Company increased its expected recovery percentage to 87.5% from 75% of all liability costs recorded after September 28, 2007 and revalued its insurance asset at that date. For the period between December 31, 2005 and September 28, 2007, the Company had estimated that recovery was probable for 75% of all liability costs paid and 85% of defense costs paid. Prior to December 31, 2005, the Company had estimated that recovery was probable for two-thirds of all liabilities paid.”

In addition, provide the disclosures required by Questions 2 and 3 of SAB Topic 5.Y, including:

•	Circumstances affecting the reliability and precision of loss estimates.

The Company respectfully directs the staff to the disclosure on pages 43 and F-34 concerning the circumstances affecting the reliability and precision of loss estimates. The text of the relevant disclosure is provided below for the staff’s ease of review:

“Management’s analyses are based on currently known facts and a number of assumptions. However, projecting future events, such as new claims to be filed each year, the average cost of resolving each claim, coverage issues among layers of insurers, the method in which losses will be allocated to the various insurance policies, interpretation of the effect on coverage of various policy terms and limits and their interrelationships, the continuing solvency of various insurance companies, the amount of remaining insurance available, as well as the numerous uncertainties inherent in asbestos litigation could cause the actual liabilities and insurance recoveries to be higher or lower than those projected or recorded which could materially affect our financial condition, results of operations or cash flow.”

•	Disclosure of the nature and terms of any cost-sharing arrangements with other parties.

The Company hereby confirms that no cost sharing arrangements are in place with other parties.

•	Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.

The Company has revised the disclosure on pages 41 and F-32 in response to the staff’s comment to specifically disclose its consideration of the legal sufficiency of insurance claims and estimates of carrier solvency in analyzing insurance recoveries. The text of the relevant disclosure is provided below for the staff’s ease of review:

“The Company assessed the subsidiaries’ existing insurance arrangements and agreements, determined the applicability of insurance coverage for existing and expected future claims, analyzed publicly available information bearing on the current creditworthiness and solvency of the various insurers and employed such insurance allocation methodologies as the Company believed appropriate to ascertain the probable insurance recoveries for asbestos liabilities. The analysis took into account self-insurance reserves, policy exclusions, pending litigation, liability caps and gaps in the Company’s coverage, allocation agreements, indemnity arrangements with third-parties, existing and potential insolvencies of insurers as well as how legal and defense costs will be covered under the insurance policies. Each subsidiary has separate, substantial primary, excess and umbrella insurance coverage resulting from the independent corporate history of each entity. In its evaluation of the insurance asset, in addition to the criteria listed above, the Company used differing insurance allocation methodologies for each subsidiary based upon the state law that will or is likely to apply for that subsidiary.”

United States Securities and Exchange Commission

March 11, 2008

•

Material components of the accruals and significant assumptions and underlying estimates. We note your discussion in the filing that your estimated asbestos-related costs are based on numerous variables that are difficult to predict. The basis for your estimates and assumptions on page F-29 and in other sections of the filing should be clearly disclosed.

The Company has revised the disclosure pages 41 and F-32 to include a discussion of the material components of accruals and significant assumptions and underlying estimates. The only component of the Company’s accrual is the projected cost of resolving claims. The Company’s revised disclosure, as noted in the Company’s response to the first item of this comment 41, specifically addresses the Company’s assumptions and underlying estimates of costs.

•	The average costs or settlement amounts for claims resolved each period.

The Company has revised the disclosure to include the average settlement amounts in a table on pages 40 and F-31 in response to the staff’s comment. As noted in footnote 4 to the table, the Company has not included in such amounts claims from the state of Mississippi as the vast majority of these claims are without merit and are resolved for no cost to the Company.

42.	Provide us your history of insurance and other third reimbursement for each period and clarify how you assessed the probability of insurance recoveries for asbestos-related liabilities when determining the asset recorded in your financial statements.

The Company has revised the disclosure on pages 42 and F-33 related to the history of reimbursement from insurers and other third parties in order to clarify. The Company's history of reimbursement is limited solely to cash received from insurers in 2007. The text of the relevant disclosure is provided below for the staff’s ease of review:

“ In 2007, certain insurance carriers agreed to settle with this subsidiary by reimbursing the subsidiary for amounts it paid for liability and defense costs as well as entering into formal agreements detailing the payments of future liability and defense costs in an agreed to allocation. In addition, a number of non-settling insurance carriers have paid significant amounts for liability and defense costs paid by the subsidiary in the past and continue to pay a share of costs as they are incurred. The subsidiary received approximately $65.5 million for the year ended December 31, 2007, of which approximately $49.4 million represents reimbursement of past cost reducing outstanding insurance receivables and approximately $16.1 million represents settlement in full for future costs not yet incurred by the subsidiary. Of the $16.1 million, approximately $7.6 million relates to insurance

United States Securities and Exchange Commission

March 11, 2008

policies which are triggered within the Company’s 15 year-estimate of asbestos-related liability and as such were recorded as a reduction to the insurance asset, while, approximately $8.5 million relates to insurance policies which were not included in the Company’s 15 year estimate of asbestos-related liability cost and, as such, were recorded as income in Legacy asbestos (income) expense. Subsequent to December 31, 2007, the subsidiary received an additional $1.7 million in reimbursement of past cost from an insurer and another $0.9 million from an insurer previously considered insolvent. Presently certain insurers are paying approximately 36.8% of costs for current asbestos-related liability and defense cost. Approximately 22% of excess insurance carriers are operating under coverage in place agreements for this subsidiary.”

With regard to the Company’s assessment of the probability of insurance recoveries for asbestos-related liabilities, the Company applied SOP 96-1 as described in the reply to the first item of Comment 41.

In addition, disclose the following:

•	A specific discussion of your available “primary and excess insurance coverage” as discussed in the filing.

The Company respectfully believes that its revised, detailed disclosure concerning the asbestos-related insurance coverage of its subsidiaries are responsive to the staff’s comment concerning available primary and excess insurance coverage. The Company respectfully directs the staff to pages 41 and F-32 of the registration statement.

•

Significant assumptions use in your assessment of the probable insurance and other third party recoveries. Provide a detailed discussion of your assessment of existing insurance arrangements and agreements, the use of insurance allocation methodologies, and other procedures used to ascertain the probable insurance recoveries as discussed on pages F-29 and F-44.

The Company respectfully directs the staff to the Company’s response to Comment 41 for a discussion responsive to this item. In addition, the Company has revised the disclosure on pages 41, 42, F-32 and F-33 to include a detailed discussion of the Company’s insurance arrangements, allocation methodologies and other procedures used to ascertain probable insurance recoveries. The text of the relevant disclosure is provided below for the staff’s ease of review:

“The Company assessed the subsidiaries’ existing insurance arrangements and agreements, determined the applicability of insurance coverage for existing and expected future claims, analyzed publicly available information bearing on the current creditworthiness and solvency of the various insurers and employed such insurance allocation methodologies as the Company believed appropriate to ascertain the probable insurance recoveries for asbestos liabilities. The analysis took into account self-insurance reserves, policy exclusions, pending litigation, liability caps and gaps in the Company’s coverage, allocation agreements, indemnity arrangements with third-parties, existing and potential insolvencies of insurers as well as how legal and defense costs will be covered under the insurance policies. Each subsidiary has separate, substantial primary, excess and umbrella insurance coverage resulting from the independent corporate history of each entity. In its evaluation of the insurance asset, in addition to the criteria listed above, the Company used differing insurance allocation methodologies for each subsidiary based upon the state law that will or is likely to apply for that subsidiary.

United States Securities and Exchange Commission

March 11, 2008

For the one subsidiary, although presently no cost sharing or allocation agreement is in place with the Company’s excess insurers, the Company believes that based upon application of an insurance allocation methodology, which is used in certain states, including Florida and Massachusetts, and in accordance with prevailing law, that recovery is probable from such insurers for approximately 67% of the liability and defense costs after the exhaustion of primary and excess layers of insurance. The Company uses this allocation methodology because it is most likely methodology based upon the corporate history of the subsidiary and that of its primary insurer which are domiciled in either Florida or Massachusetts. The primary and excess insurers historically have paid and continue to pay all liability and legal defense costs; however, during 2006, the primary insurer asserted that certain insurance policies contained deductibles. As a result, the Company established a reserve of $7.5 million as a reduction of its asbestos insurance asset at December 31, 2007 and as a reduction of its long-term asbestos insurance asset at December 31, 2006, for the probable and reasonably estimable liability the Company expects related to these deductibles under the primary insurance policies.

For the other subsidiary it was determined by court ruling in the fourth quarter of 2007, that the allocation methodology mandated by the New Jersey courts will apply, under which the loss is allocated to each policy year based on the proportion of the policyholder’s total triggered coverage that was purchased in that year. Based upon the ruling and upon a series of other favorable rulings regarding interpretation of certain policy provisions related to deductibles, the number of occurrences and the resulting calculation the Company increased its expected recovery percentage to 87.5% from 75% of all liability costs recorded after September 28, 2007 and revalued its insurance asset at this date. For the period between December 31, 2005 and September 28, 2007, the Company had estimated that recovery was probable for 75% of all liability costs paid and 85% of defense costs paid. Prior to December 31, 2005, the Company had estimated that recovery was probable for two-thirds of all liabilities paid.

For this subsidiary, until June 2004, based upon an interim agreement, the subsidiary’s primary insurers paid at least two-thirds of liability costs and all defense costs. In 2003, the subsidiary brought legal action against a large number of its insurers and its former parent to resolve a variety of disputes concerning insurance for asbestos bodily injury claims asserted against it. Although none of these defendant insurance companies contested coverage, they disputed the timing, reasonableness and allocation of payments. One of the primary insurers and one of the excess insurers stopped or severely reduced payments alleging that its policies were exhausted and the subsidiary began paying various amounts of liability and defense costs during 2004. The Company historically had recorded a receivable for any amounts paid above the expected insurance recovery percent for that period which the Company considered recovery probable. As of December 31, 2007, based upon (i) application of the New Jersey allocation model, (ii) court records indicating the Court was likely to order insurers to reimburse the subsidiary for past costs and (iii) the receipt of $58.0 million in cash from certain insurers during the fourth quarter of 2007, the Company recorded a receivable for all past liability and defense cost for which it believes recovery is probable.”

United States Securities and Exchange Commission

March 11, 2008

•

How you determined amounts available from excess insurers since you have no cost sharing or allocation agreements with them, including how you determined that recovery is probable from such insurers for approximately 67% for one of your subsidiaries and 87.5% for the other subsidiary. Disclose why your estimated recovery increased in 2007 and indicate how this resulted in recording the additional receivable called asbestos insurance receivable. We note that certain insurers are only paying 71% for current claims.

The Company has revised the disclosure on pages 41, 42, F-32 and F-33 in response to the staff’s comment. The Company respectfully directs the staff to the text provided in response to Comment 41 for a discussion responsive to this item.

•	The impact of the settlement in 2007 with certain insurance carriers that transfers the risk back to the subsidiary.

The Company has revised the disclosure on pages 42 and F-33 in response to the staff’s comment. The Company also has eliminated the language concerning the transfer of risk to the subsidiary as the Company believes such language is unclear.

•	How you assessed the recoverability of the asbestos-related asset each period and how you concluded that the asset meets the requirements in the accounting literature to be recorded each period.

The Company respectfully directs the staff to the response to the first item of this Comment 42 for a discussion of the Company’s assessment of asbestos-related asset. With regard to the assessment of the recoverability of the asbestos-related asset, the Company applied SOP 96-1 as described in its reply to the first item of Comment 41.

43.	Please revise to clarify the nature of “retrospective premium adjustments” and how this impacts your asbestos-related liability

The Company has revised the disclosure on pages 41 and F-32 in response to the staff’s comment. The Company notes that the nature of these adjustments is more appropriately categorized as a deductible. Accordingly, the Company has clarified that one of the subsidiaries’ insurers has asserted that certain insurance policies contain provisions specifying deductibles, resulting in the Company’s establishment of specified reserves for estimated liabilities related to these deductibles.

United States Securities and Exchange Commission

March 11, 2008

44.	Please revise to disclose how you determined that your estimate of costs includes all asbestos-related claims that were determined to be probable. Clarify how you concluded that 15 years is the appropriate period for recognizing a reserve for future asbestos-related liabilities and that there are no material costs that are required to be recorded under the accounting literature beyond this period. In addition, clarify how you determined the estimated population included in your estimate of asbestos-related liability costs. We note the discussion on page F-29 that costs that may be incurred beyond 15 years are not reasonably estimable at this time. Please tell us whether you have estimated a range of loss that may be reasonably possible beyond this period that would be required to be disclosed under SFAS 5 or SAB Topic 5.Y.

The Company has revised the disclosure on pages 40, 41, F-31 and F-32 in response to the staff’s comment. As disclosed in these pages, the Company, however, does not believe that any such amount, including a range, may be reasonably estimated beyond 15 years.

45.	We note that on pages 48, F-29 and F-44, you refer to using an outside independent consultant to determine your future asbestos-related liability costs. While management may elect to take full responsibility for determining the future asbestos-related liability costs, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

The Company has revised the disclosure on pages 40, 41, F-31 and F-32 in response to the staff’s comment. Although the Company used experts to assist in determining the Company’s future asbestos-related liability costs, the Company has removed all references to such use in the disclosure, as management has taken full responsibility for determining the future asbestos-related liability costs.

Note 18. General Litigation, page F-31

46.	Please tell us how you have accounted for the Amended Final Judgment in favor of the plaintiffs in the amounts of $8.9 million. If you have not recorded any accrual related to this judgment provide the basis for your accounting treatment. In addition, revise your assessment on page F-32 to also address the expected impact of these matters on results of operations and cash flows.

The Company has revised the notes to the financial statements on page F-34 in response to the staff’s comments.

Exhibits

47.	We note that substantially all exhibits will be filed by amendment. We may have further comments when you complete this portion of the registration statement.

United States Securities and Exchange Commission

March 11, 2008

The Company acknowledges the staff’s comment.

48.	Please ensure that management compensation plans are filed as exhibits pursuant to Regulation S-K Item 601(b)(10(iii). In this regard we note that the “Retirement Plan for Salaried U.S. Employees of IMO Industries, Inc.” and the “Colfax Corporation Excess Benefits Plan” are not listed in the Exhibit Table.

The Company hereby confirms that it will file as exhibits all management compensation plans, to the extent such plans are effective upon consummation of the offering. The Company has revised the Exhibit Table on page II-6 to this effect.

Exhibit 23.1—Consents of Independent Registered Public Accounting Firm

49.	Please include a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

The Company acknowledges the staff’s comment. The Company hereby confirms that prior to our requesting effectiveness, a currently dated and signed consent from our independent registered public accounting firm will be filed as an exhibit to the registration statement.

* * * *

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2741 or John B. Beckman at (202) 637-5464.

Sincerely,

/s/ Michael J. Silver

cc:	John A. Young